# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zhihu Inc., CIK 0001835724
CUSIP: 98955N207
Title of class of securities: Class A Ordinary Shares, par value US$0.000125 per share
Address of issuer's principal executive offices: A5 Xueyuan Road, Haidian District, Beijing, China (F4), 100083
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-005447
Filed by CIK 0001513310

## Reporting persons
- Innovation Works Development Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,380,792; shared voting power 0; sole dispositive power 1,380,792; shared dispositive power 0; aggregate amount beneficially owned 1,380,792 (0.6% of the class)
  Comment: 1,380,792 shares, all of which are directly owned by Innovation Works Development Fund, L.P. ("Innovation I"), except that Innovation Works Development Fund GP, L.P. ("Partners I"), the general partner of Innovation I, and Innovation Works Development Fund GP, LLC ("Partners I LLC"), the general partner of Partners I, may be deemed to have sole voting and dispositive power, and Peter Liu and Kai-Fu Lee, the members of Partners I LLC (the "Members"), may be deemed to have shared voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.
- Innovation Works Development Fund GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,380,792; shared voting power 0; sole dispositive power 1,380,792; shared dispositive power 0; aggregate amount beneficially owned 1,380,792 (0.6% of the class)
  Comment: 1,380,792 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting and dispositive power, and the Members may be deemed to have shared voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.
- Innovation Works Development Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,380,792; shared voting power 0; sole dispositive power 1,380,792; shared dispositive power 0; aggregate amount beneficially owned 1,380,792 (0.6% of the class)
  Comment: 1,380,792 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting and dispositive power, and the Members may be deemed to have shared voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.
- Innovation Works Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 533,939; shared voting power 0; sole dispositive power 533,939; shared dispositive power 0; aggregate amount beneficially owned 533,939 (0.2% of the class)
  Comment: 533,939 shares, all of which are directly owned by Innovation Works Holdings Limited ("Innovation Ltd"), except that Kai-Fu Lee ("Dr. Lee") may be deemed to have sole voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.
- Peter Liu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,380,792; sole dispositive power 0; shared dispositive power 1,380,792; aggregate amount beneficially owned 1,380,792 (0.6% of the class)
  Comment: 1,380,792 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting and dispositive power, and the Members may be deemed to have shared voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.
- Kai-Fu Lee: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); sole voting power 533,939; shared voting power 1,380,792; sole dispositive power 533,939; shared dispositive power 1,380,792; aggregate amount beneficially owned 1,914,731 (0.8% of the class)
  Comment: 533,939 shares, all of which are directly owned by Innovation Ltd, except that Dr. Lee may be deemed to have sole voting and dispositive power with respect to such shares.
  
  1,380,792 shares, all of which are directly owned by Innovation I, except that Partners I and Partners I LLC may be deemed to have sole voting and dispositive power, and the Members may be deemed to have shared voting and dispositive power with respect to such shares.
  
  The percentage in row 11 is calculated based on 246,505,157 shares of Class A ordinary shares, which is the total Class A ordinary shares reported by the Issuer to be outstanding as of December 31, 2024 in its form 6-K filed with the Securities and Exchange Commission on February 7, 2025.

## Item 1. Issuer
Name of issuer: Zhihu Inc.
Address of issuer's principal executive offices: A5 Xueyuan Road Haidian District Beijing, F4, 100083

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by (i) Innovation Works Development Fund, L.P., a Cayman Islands limited partnership ("Innovation I"); (ii) Innovation Works Development Fund GP, L.P., a Cayman Islands limited partnership ("Partners I"); (iii) Innovation Works Development Fund GP, LLC, a Cayman Islands limited liability company ("Partners I LLC"); (iv) Innovation Works Holdings Limited, a British Virgin Islands limited company ("Innovation Ltd"); (v) Peter Liu ("Liu"), a citizen of the United States; and (vi) Kai-Fu Lee ("Dr. Lee"), a citizen of Taiwan, China. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Partners I is the general partner of Innovation I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation I. Partners I LLC is the general partner of Partners I and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation I. Liu and Dr. Lee are the members of Partners I LLC (the "Members"), and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by Innovation I. Dr. Lee is the sole member of Innovation Ltd and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Innovation Ltd.
Address of principal business office or, if none, residence:
c/o Innovation Works Holdings Limited
P.O. Box 3321, Drake Chambers
Road Town, Tortola, British Virgin Islands

c/o Maples Corporate Services Limited
P.O. Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Zhihu, Inc. shall be filed on behalf of each of the Reporting Persons. Note that a copy of the applicable Agreement of Joint Filing is already on file with the appropriate agencies.

## Signatures
- Innovation Works Development Fund, L.P.: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Innovation Works Development Fund, L.P. (02/14/2025)
- Innovation Works Development Fund GP, L.P.: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Innovation Works Development Fund GP, L.P. (02/14/2025)
- Innovation Works Development Fund GP, LLC: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Innovation Works Development Fund GP, LLC (02/14/2025)
- Innovation Works Holdings Limited: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Innovation Works Holdings Limited (02/14/2025)
- Peter Liu: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Peter Liu (02/14/2025)
- Kai-Fu Lee: /s/ Angela Hu, Angela Hu, Attorney-in-fact for Kai-Fu Lee (02/14/2025)
Comment: This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.